Epic Capital Securities Corp.

(A Wholly-Owned Subsidiary of Technology At Work Holdings Inc.)
Financial Statement

December 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69229

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Epic Capital Securities Corp.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1951 NW 19th Street
(No. and Street)

Boca Raton	FL	33431
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Gilman	561-771-0036	rgilman@mavenstrategic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkowitz Pollack Brandt Advisors and Accountants, LLP
(Name – if individual, state last, first, and middle name)

200 South Biscayne Blvd.	Miami	FL	33131
(Address)	(City)	(State)	(Zip Code)

10/22/2003	52
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Nilsson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Epic Capital Securities Corp., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Florida.
County of DADE

The foregoing instrument was acknowledged before me by means of physical presence;
this 27 of MARCH, 2023
By THOMAS M. NILSSON
who is personally known to me ____ or who has produced FLDL as identification.

Notary Public

Signature:

Title: CCO

AMIR NICOLAS
Notary Public-State of Florida
Commission # GG 946860
My Commission Expires
January 13, 2024

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Epic Capital Securities Corp.
(A Wholly-Owned Subsidiary of Technology At Work Holdings Inc.)
Index to Financial Statement
As of December 31, 2022

Report of Independent Registered Public Accounting Firm..1

Financial Statement

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and those charged with governance of Epic Capital Securities Corp.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Epic Capital Securities Corp. (the "Company") as of December 31, 2022, and the related notes (collectively, referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Berkowitz Pollack Brant

We have served as the Company's auditor since 2022.
Miami, Florida
March 31, 2023

Epic Capital Securities Corp.
(A Wholly- Owned Subsidiary of Technology At Work Holdings Inc.)
Statement of Financial Condition
As of December 31, 2022

ASSETS		
Cash and cash equivalents	$	22,205
Deposit with clearing organization (cash of $62,397 and securities with fair value of $190,683)		253,080
Receivable from clearing organization		1,074,325
Securities owned, at fair value (cost basis of $805,705)		810,996
Prepaid expenses		75,938
Deferred tax assets, net		65,754
Furniture and equipment, net		5,538
Operating lease right-of-use asset, net		117,399
Other assets		6,039
TOTAL ASSETS	**$**	**2,431,274**
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable, accrued expenses and other liabilities	$	8,189
Commissions payable		751,594
Operating lease liability		125,947
TOTAL LIABILITIES		885,730
COMMITMENTS AND CONTINGENCIES (NOTE 3)		
STOCKHOLDER'S EQUITY:		
Common stock, no par value ($1 stated value); 100 shares authorized, issued and outstanding		100
Additional paid-in capital		649,000
Retained earnings		896,444
TOTAL STOCKHOLDER'S EQUITY		1,545,544
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**2,431,274**

The accompanying notes are an integral part of this financial statement.

1. NATURE OF BUSINESS

Epic Capital Securities Corp. (the "Company") is a Florida corporation registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was approved for membership on August 19, 2014. The Company is wholly owned by Technology at Work Holdings Inc. (the "Parent"). The Company's operations consist primarily of introducing customer accounts on a fully disclosed basis to its clearing brokers. The Company does not hold custody or maintain customer accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held for the purpose of meeting short-term liquidity requirements, rather than for investment purposes. For purposes of the statements of cash flows and cash equivalents, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2022.

Clearing Agreement and Collateral Deposit

The Company has a clearing agreement with Pershing, LLC ("Pershing") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. The agreement between the Company and Pershing requires the Company to maintain a collateral deposit of $250,000. The collateral deposit at December 31, 2022 is $253,080.

Receivable from Clearing Organization

The Company's receivable from Pershing include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through Pershing and settled daily between Pershing and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a short period of time. The Company continually reviews the credit quality of its counterparties. At December 31, 2022 the amount due from Pershing totaled $1,074,325.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2022. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Securities Owned, at Fair Value

Securities owned which consist of money market mutual funds and United States treasury bills and are valued at amortized cost, which approximates market value as of December 31, 2022.

Income Taxes

The Company is subject to Federal and State corporate income taxes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance if it is more likely than not the benefits will not be realized.

The Company recognizes positions taken or expected to be taken in a tax return in accordance with existing accounting guidance on income taxes which prescribes a recognition threshold and measurement process. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and other expense, respectively.

Leases

The Company adopted ASC 842, Leases. The Company determines if an arrangement contains a lease at inception based on whether or not the Company has the right to control the asset during the control period and other facts and circumstances. The Company evaluates the classification of leases as operating or finance at inception. Leases that meet one or more of the following criteria will be classified as finance leases:

- The Company can acquire the leased asset at the end of the lease term for a below-market price.
- The ownership of the leased asset is transferred to the Company at the end of the lease period.
- The duration of the lease encompasses at least 75% of the useful life of the leased assets.
- The present value of the minimum lease payments under the lease represent at least 90% of the fair value of the leased asset.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company has determined that all leases under which they are the lessee to be operating leases. The Company is the lessee in a lease contract when they obtain the right to control the asset. Operating lease right-of-use ("ROU") asset represents the Company's right to use an underlying asset for the lease term, and operating lease liability represent the Company's obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company determines the lease term by assuming the exercise of renewal options that are reasonably certain.

The Company's operating leases did not provide an implicit interest rate, the Company used the Prime Rate from the Federal Reserve Bank (as it approximated the Company's incremental borrowing rate) as a guide for financing over the period of the lease at the commencement date in determining the present value of future payments.

Leases with a lease term of 12 months or less at inception are not recorded on the accompanying statement of financial condition.

Allowance for Credit Losses

ASC 326-20, Financial Instruments - Credit Losses requires the immediate recognition of management's estimates of current expected credit losses. The Company has evaluated the impact of ASC 326-20, specifically as it relates to receivables from Pershing. The Company's receivables from Pershing includes amounts receivable from unsettled trades, including amounts related to accrued interest receivables and cash deposits. The Company's trades are cleared through Pershing and settled daily between Pershing and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed the Company for a short period of time. The Company continually reviews the credit quality of its counterparties. Accordingly, the Company has not provided an allowance from credit losses as of December 31, 2022.

Subsequent Events

The Company has evaluated subsequent events through March 31, 2023, which is the date the financial statement was issued.

3. COMMITMENTS AND CONTINGENCIES

Claims and Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position.

3. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Leases

The Company leases office space in Boca Raton, Florida through an operating lease set to expire in 2025. Operating lease asset and liability as of December 31, 2022 are as follows:

Operating lease ROU asset, net	**$**	**117,399**
Operating lease liability	**$**	**125,947**

Information associated with the remaining operating lease obligation as of December 31, 2022 is as follows:

Weighted-average remaining lease term in years	**2.3 years**
Weighted-average discount rate	**5%**

Estimated future minimum rental payments required under the operating lease liability together with its present value at December 31, 2022, is approximately as follows:

Years Ending December 31,		
2023	$	56,290
2024		57,978
2025		19,516
Total operating lease payments		**133,784**
Less imputed interest		(7,837)
Total operating lease liabilities	**$**	**125,947**

. INCOME TAXES

As of December 31, 2022, the Company had a net deferred tax asset of approximately $66,000. The net deferred tax asset is comprised primarily of net operating loss carryforwards. No allowance was recognized by management on the Company's net deferred tax as of year-end as management determined that such net deferred tax assets were more likely than not to be realized in future periods.

In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portion or all the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

4. INCOME TAXES (CONTINUED)

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or Florida examinations by tax authorities for years before 2019. As of December 31, 2022, the Company has a net operating loss carryforward (NOL) related to operations of approximately $196,000 that was generated in the 2022 tax period. No interest or penalties have been recorded as a result of tax uncertainties. Furthermore, no liabilities have been recognized related to uncertain tax positions. The Company's NOLs may be carried forward indefinitely and can be utilized as allowed (and which may be limited in use in any year) by applicable income tax code sections to which the Company is subject.

5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2022, the Company had net capital of $1,224,643 which was $974,643 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.63 to 1 as of December 31, 2022.

6. FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided for by the straight-line method over the estimated useful lives of 5 years. As of December 31, 2022, furniture and equipment amounted to $35,955 and the related accumulated depreciation was $30,417.

7. FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis, as of December 31, 2022:

	Active Markets for Indentical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2022
Securities owned, at fair value				
Money market mutual funds	$ 113	$ -	$ -	$ 113
United States treasury bills	810,883	-	-	810,883
Total investments in securities	$ 810,996	$ -	$ -	$ 810,996

7. FAIR VALUE MEASUREMENTS (CONTINUED)

The fair value of money market mutual funds and United States treasury bills are estimated using recently executed transactions, market price quotations. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment. Money market mutual funds and United States treasury bills included in Level 1 of the fair value hierarchy are traded in a highly liquid market.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company may enter into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

The Company's customer securities activities are provided to a diverse group of institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, banks, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company maintains its cash balances in a financial institution which is insured by the Federal Insurance Corporation ("FDIC"). The Company's account balances that are non-interest bearing accounts are subject to the Dodd-Frank Walk Street Reform and Consumer Protection Act (the "Act"). The Company's interest bearing cash balances may exceed the FDIC coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Subsequent to year-end there have been two banking failures with Silicon Valley Bank and Signature Bank. The Company did not have any cash, investments or debt with these two banking institutions. The impact of these banking failures or others that may occur could adversely affect the Company's customers and/or vendors; however the potential impact, if any, on the Company's operations cannot be reasonably estimated at this time.

9. RELATED PARTY TRANSACTIONS

On March 1, 2016, the Company entered into an expense sharing agreement, subsequently amended June 1, 2022 with its affiliate. No amounts were owed to this affiliate pursuant to this agreement as of December 31, 2022.

9. RELATED PARTY TRANSACTIONS (CONTINUED)

On March 1, 2019, the Company entered into a service provider agreement with an affiliated entity for one year which automatically renews for the like term under the same terms and conditions to provide certain administrative and back office assistance. No amounts were owed to this affiliate pursuant to this agreement as of December 31, 2022.

10. SUB-CLEARING AGREEMENT

Pursuant to a sub-clearing agreement, the Company introduces an entity's customers to Pershing. The amount payable by the Company to this entity was $90,285 at December 31, 2022, which is reflected within commissions payable in the accompanying statement of financial condition